United States

Securities and Exchange Commission

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

of the

Securities Exchange Act of 1934

For the month of

September 2026

Vale S.A.

Praia de Botafogo nº 186, 18º andar, Botafogo
22250-145 Rio de Janeiro, RJ, Brazil

(Address of principal executive office)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

(Check One) Form 20-F ☒ Form 40-F ☐

Vale S.A. Praia de Botafogo, 186, 19th floor, Botafogo 22250-145 Rio de Janeiro, RJ, Brazil www.vale.com vale.ri@vale.com Page 1 of 1 Rio de Janeiro, September 22, 2026. To Brazilian Securities and Exchange Commission – CVM Superintendence of Company Relations Company Monitoring Department 2 – GEA-2 Attn.: Guilherme Rocha Lopes, Manager Moises Washington de Oliveira, Federal Capital Markets Inspector Ana Lucia da Costa Pereira, Listing and Issuer Monitoring Department, B3 S.A. – Brasil, Bolsa, Balcão Subject: Clarifications regarding inquiries from CVM/B3 – News report published in the media Reference: Official Letter No. 215/2026/CVM/SEP/GEA-2, Proceeding No. 19957.015657/2026-48 Dear Sirs, In response to the Official Letter referenced above, which is attached hereto (the “Official Letter”), Vale S.A. (“Vale” or the “Company”) hereby provides the following clarifications regarding the article published by InfoMoney on September 21, 2026, under the headline “Vale makes strategic investment in Carajás iron ore by acquiring 30% of Ligga.” The Company confirms that it entered into an agreement to acquire a 30% minority interest in Ligga S.A. (“Ligga”) through a capital contribution of approximately US$190 million. In light of the characteristics of the transaction, the Company’s management understands that the acquisition does not constitute a Material Fact under CVM Resolution No. 44/2021. Furthermore, the Company did not identify any atypical fluctuations in the quotation, price or trading volume of its securities that would warrant disclosure under the applicable regulations. Nevertheless, in view of the Official Letter and in the interest of transparency, the Company is providing these clarifications through this Notice to the Market. Finally, the Company reaffirms its commitment to compliance with the applicable regulations and to transparency in its market communications and remains available to this Superintendence to provide any additional clarifications that may be required. About the acquisition of a 30% minority interest in Ligga S.A. Ligga operates the Ferro Sul mine, located in the municipalities of Parauapebas and Curionópolis, in the Carajás region, State of Pará. The operation currently has capacity of approximately 2 million metric tons of iron ore per year and an expansion plan to 8 million metric tons per year. The expansion project is expected to commence operations in June 2028 and includes a new beneficiation plant, infrastructure works and the implementation of a rail solution. The transaction also provides for a long-term agreement under which Vale will exclusively purchase 100% of the sinter feed iron ore produced by Ligga. This agreement will enable the Company to secure long-term access to additional volumes of high-quality iron ore, increasing the flexibility of its Northern System portfolio with lower capital intensity and integration into the existing logistics infrastructure. Production will be transported along the Carajás Railroad to the Ponta da Madeira Maritime Terminal in São Luís, State of Maranhão. Completion of the transaction remains subject to customary corporate and regulatory approvals. With respect to the other information and estimates presented in the article, the Company does not confirm estimates attributed to third parties, including Ligga’s mineral reserve volumes and any additional expansions, as well as the exploration of other types of ore or future production of pellet feed. Sincerely, Marcelo Feriozzi Bacci Executive Vice President, Finance and Investor Relations COMISSÃO DE VALORES MOBILIÁRIOS Rua Sete de Setembro, 111/2-5º e 23-34º Andares, Centro, Rio de Janeiro/RJ – CEP: 20050-901 – Brasil - Tel.: (21) 3554-8686 Rua Cincinato Braga, 340/2º, 3º e 4º Andares, Bela Vista, São Paulo/ SP – CEP: 01333-010 – Brasil - Tel.: (11) 2146-2000 SCN Q.02 – Bl. A – Ed. Corporate Financial Center, S.404/4º Andar, Brasília/DF – CEP: 70712-900 – Brasil -Tel.: (61) 3327-2030/2031 www.cvm.gov.br Official Letter No. 215/2026/CVM/SEP/GEA-2 Rio de Janeiro, September 21, 2026. To Mr. Marcelo Feriozzi Bacci Investor Relations Officer of VALE S.A. E-mail: dri.vale.sa@vale.com C/C: Superintendência de Listagem e Supervisão de Emissores da B3 S.A. – Brasil, Bolsa, Balcão E-mails: emissores@b3.com.br; ana.pereira@b3.com.br; ana.zane@b3.com.br; diane.freo@b3.com.br Subject: Request for clarification – News article published in the media. Dear Sir, 1. We refer to the news article published on the InfoMoney newspaper website on September 21, 2026, entitled “Vale makes strategic investment in ore in Carajás by acquiring 30% of Ligga”, containing the following information: Owner of a massive iron ore production complex in Carajás, in southern Pará, Vale identified future value in a small-scale operation located in the same region and operated by mining company Ligga S.A., which was founded and is controlled by the Santa Elina Group. On Friday, the 18th, the company signed what it considers a strategic agreement under which it acquired a 30% minority equity stake in Ligga. At the same time, it entered into an exclusive offtake agreement that guarantees the purchase of all of Ligga’s current and future production over the long term. Ligga operates iron ore production facilities at the Ferro Sul Mine, located between the municipalities of Curionópolis and Parauapebas. Ligga’s reserves, mine and production area are located approximately 10 kilometers from the Carajás Railroad (EFC), a railway operated by Vale that transports iron ore produced in Carajás to its Ponta da Madeira maritime terminal in São Luís, from where it is shipped in large vessels to international markets. The value of the transaction was not disclosed by either company. When contacted, Ligga stated that it would not comment on the deal. Vale, meanwhile, issued a statement confirming the agreement and providing additional details. Ligga currently produces 2 million tonnes per year of sinter feed iron ore (commonly known as fines), which is already sold to its new partner. According to Vale’s statement, the plan is to increase production from the mine to 8 million tonnes per year within two years. The expansion project, which is in the early stages of implementation, has already obtained an installation license from Semas (Pará State Secretariat for Environment, Climate and Sustainability). The project includes a new beneficiation plant, infrastructure works, and the construction of a railway solution, expected to commence operations in June 2028, eliminating the need to transport ore by truck to the EFC. According to sources familiar with the project and the mining sector, approximately R$500 million will be invested in the expansion, funded by Vale’s contribution and Ligga’s own cash generation. The resources will be used primarily to build a 9- kilometer rail spur connecting the mine to Vale’s railway, as well as a new concentration and beneficiation facility. In its statement, Vale highlighted that “the transaction enhances the flexibility of Vale’s portfolio in the Carajás region by securing agile access to strategic mineral volumes. The partnership follows a low-capital-intensity model, allowing the incorporation of established reserves without the investments and regulatory timelines associated with new greenfield projects.” Estadão learned that Ligga’s certified iron ore reserves amount to approximately 1.5 billion tonnes, a factor that likely contributed to Vale’s interest in the investment. These reserves may support future production expansions and the development of another type of ore, itabirite, from the same deposit, potentially enabling the production of pellet feed, which requires more advanced processing technology. High-grade pellet feed (around 67% iron content) is widely used in direct reduction processes for steel production. Demand for this product is currently strong worldwide among steelmakers seeking to reduce CO₂ emissions in steelmaking, a trend commonly referred to as the decarbonization of steel. For Vale, the agreement is strategically important because it secures access to high-quality ore and a substantial mineral reserve located adjacent to its operations. For Ligga, the deal provides access to logistics infrastructure (rail and port facilities) and guaranteed sales to a company with strong commercial penetration in the world’s major markets. The transaction integrates Ligga’s production into Vale’s existing logistics corridor, consisting of the Carajás Railroad (EFC) and the Ponta da Madeira Terminal. This will enable Ligga to benefit from Vale’s logistics efficiency on a global scale. Vale is the world’s largest iron ore producer, with output of 336 million tonnes in 2025 across its two operating systems: the Southern System in Minas Gerais and the Northern System in Carajás. Production from the Carajás complex alone reached 177.5 million tonnes, almost entirely consisting of sinter feed ore. The Brazilian company competes globally with other mining giants, including Rio Tinto, BHP, and Fortescue Metals Group (FMG) in Australia, as well as Anglo American, which operates in both South Africa and Brazil. Origins and Gradual Expansion The Santa Elina Group entered the iron ore business through the creation of Rio Minas Mineração in 2011. Headquartered in Cuiabá, the company consolidated all of the group’s mineral rights for iron ore exploration in the Carajás region of Pará. Ten years later, Rio Minas was renamed Ligga S.A. following the formation of a joint venture between Santa Elina and the Cosan Group, aimed at integrating Cosan’s port terminal project in São Luís with Ligga’s iron ore reserves. The venture did not advance, largely due to Cosan’s acquisition of a 4.9% stake in Vale in 2022. Earlier this year (2026), shareholders of Santa Elina and Cosan decided to dissolve the joint venture. At the time, the venture envisioned creating an iron ore mining company capable of producing approximately 10 million tonnes per year starting in 2025, with plans to triple that volume over time. Ligga’s mine began operations in 2022, gradually increasing production from 600,000 tonnes to 1 million tonnes, and then to 2 million tonnes annually. Upon reaching the new production level planned for 2028–2029, supported by Vale’s investment, the company could generate revenues of approximately US$800 million, based on current benchmark iron ore prices in China, the world’s largest consumer of the commodity. However, the actual pricing mechanism differs, as the ore is delivered to Vale at the railway. Even with a fourfold increase in production, Ligga would face significant challenges competing internationally without the infrastructure of its new partner. Maritime freight rates have risen sharply due to the U.S.–Iran conflict, affecting small and mid-sized producers. Some have already announced partial mine shutdowns. Being integrated into Vale’s logistics and commercial network offers a significant advantage for Ligga and will allow both companies to plan future production growth, according to an industry expert interviewed by Estadão. The Santa Elina Group is owned by the Brito family and was founded in the 1970s by Paulo Brito, initially focusing on gold exploration. Today, the family is the largest shareholder of Aura Minerals, a gold mining company listed on both Nasdaq and B3 (through BDRs). In addition to its iron ore operations in Pará, Santa Elina also produces zinc and lead in Rondônia. [emphasis added]. 2. Regarding the content of the news article, especially the highlighted excerpts, we request that you provide a statement on the accuracy of the information presented in the article and, if confirmed, provide additional clarifications on the matter, as well as explain the reasons why you understood that the matter did not constitute a Material Fact, pursuant to CVM Resolution No. 44/21. 3. You must also indicate in which documents already filed through the Empresas.NET System information on the matter can be found. 4. Such statement must include a copy of this Official Letter and be submitted through the Empresas.NET System, under the category “Notice to the Market”, type “Clarifications on CVM/B3 inquiries”. Compliance with this request for a statement through a Notice to the Market does not preclude any investigation of liability for failure to timely disclose a Material Fact, pursuant to CVM Resolution No. 44/21. 5. We emphasize that, pursuant to Article 3 of CVM Resolution No. 44/21, the Investor Relations Officer is responsible for disclosing and communicating to CVM and, where applicable, to the stock exchange and organized over-the-counter market entity where the company’s securities are admitted to trading, any material act or fact that has occurred or is related to its business, as well as ensuring its broad and immediate dissemination, simultaneously in all markets where such securities are admitted to trading. 6. We also recall the obligation set forth in the sole paragraph of Article 4 of CVM Resolution No. 44/21 to inquire of the Company’s managers and controlling shareholders, as well as all other persons with access to material acts or facts, in order to determine whether they are aware of information that should be disclosed to the market. 7. Pursuant to the sole paragraph of Article 6 of CVM Resolution No. 44/21, it is the duty of the controlling shareholders or managers of the publicly-held company, directly or through the Investor Relations Officer, to immediately disclose the material act or fact pending disclosure if the information escapes control or if there is atypical fluctuation in the quotation, price, or traded volume of the securities issued by the publicly-held company or referenced thereto. Therefore, in the event of leakage of material information, such as disclosure through a press outlet, the Material Fact must be disclosed regardless of whether the information originated from statements made by representatives of the Company. 8. As instructed by Circular Letter/Annual-2026-CVM/SEP, "the CVM has been understanding that, in the event of information leakage or if the company's issued shares fluctuate atypically, the relevant fact must be immediately disclosed, even if the information refers to operations under negotiation (not concluded), initial negotiations, feasibility studies or even the mere intention to carry out the business (see the judgment of CVM Process No. RJ2006/5928 and CVM PAS No. 24/05)" (emphasis added). 9. In addition, once it is identified that a news article has been published in the press involving information not yet disclosed by the issuer through the Empresas.NET System, or that a news article has added a new fact to information already disclosed, it is incumbent upon the company’s management and, in particular, its DRI to analyze the potential impact of the news on trading and, where applicable, to promptly address such news through the Empresas.NET System, rather than only after receiving an inquiry from CVM or B3. 10. We also emphasize that Article 8 of CVM Resolution No. 44/21 provides that controlling shareholders, officers, members of the board of directors, members of the fiscal council and any bodies with technical or advisory functions created by the bylaws, as well as employees of the company, must maintain confidentiality regarding information related to a material act or fact to which they have privileged access due to the position they hold until its disclosure to the market, and must also ensure that their subordinates and trusted third parties do the same, being jointly liable with them in the event of non-compliance. 11. Pursuant to Articles 15 and 17 of CVM Resolution No. 80/2022, the disclosure of information by the issuer must comply with the requirements of completeness and availability under equitable conditions to all market participants. The requirement for complete information imposes on the issuer the duty to provide investors with all relevant elements necessary for an adequate understanding of the disclosed fact, prohibiting omissions capable of distorting the assessment of the economic, financial, equity, or risk-related situation involved. In parallel, the principle of equitable disclosure requires that such information be disseminated broadly, simultaneously, and without discrimination, ensuring that all investors have access to the same set of relevant information at the same time, in order to preserve informational symmetry and the integrity of the price formation process in the securities market. 12. By order of the Office of the Superintendent for Company Relations, we hereby warn that this administrative authority, in the exercise of its legal powers and pursuant to item II of Article 9 of Law No. 6,385/76 and Article 7, combined with Article 8, of CVM Resolution No. 47/21, may impose a daily fine, without prejudice to other administrative sanctions, in the amount of BRL 1,000.00 (one thousand reais), for failure to comply with the requirements set forth herein by September 22, 2026. Sincerely,

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Vale S.A. (Registrant)

	By:	/s/ Thiago Lofiego
Date: September 22, 2026		Director of Investor Relations